RESULTS OF THE 5TH ANNUAL GENERAL MEETING OF SHAREHOLDERS OF GRAVITY CO., LTD.

1.	Approval of the Balance Sheet, Income Statement, and the Statement of Appropriation of Retained Earnings for the 5th Fiscal Year

(1) Balance sheets

GRAVITY Co., Ltd.
Balance Sheets
December 31, 2004 and 2003

(in thousands of Korean Won)

	2004	2003
Assets
Current assets
Cash and cash equivalents	15,821,935	5,063,399
Short-term financial instruments	8,900,000	1,600,000
Marketable securities	496,313	600,000
Accounts receivable, net	5,899,888	4,011,789
Short-term loans	121,599	36,000
Other accounts receivable	155,525	117,938
Accrued income	70,341	34,456
Advance payments	713,177	206,481
Prepaid expenses	16,408	2,313
Prepaid income taxes	479,292	619,377
Inventories	57,402	3,246

Total current assets	32,731,880	12,294,999

Equity method investments	1,670,672	317,501
Long-term loans	45,666	251,538
Guarantee deposits	3,915,510	3,881,455
Other Investments	926,033	950,233
Deferred income tax assets	2,964,271	106,478
Property, plant and equipment, net	11,249,144	3,125,431
Intangible assets	4,545,209	1,897,339

Total assets	58,048,385	22,824,974

Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable	2,055,189	1,226,516
Deferred income	3,887,694	1,361,111
Advance received	70,109	47,432
Withholdings	28,070	49,828
Leasehold deposit received	2,000,000	-
Capital lease liabilities	-	103,694
Total current liabilities	8,041,062	2,788,581

Long-term deferred income	1,894,094	2,333,333
Accrued severance benefits, net	817,038	286,742
Total liabilities	10,752,194	5,408,656

Commitments and contingencies
Shareholders’ equity
Common stock	2,774,450	2,774,450
Capital surplus
Paid in capital in excess of par value	2,117,831	2,117,831
Retained earnings	42,512,806	12,523,705
Capital adjustment
Losses on valuation of available-for-sales securities	(3,687)	-
Gains on valuation of equity method Investments	-	332
Losses on valuation of equity method Investments	(114,309)	-
Stock options	9,100	—

Total shareholders’ equity	47,296,191	17,416,318

Total liabilities and shareholders’ equity	58,048,385	22,824,974

(2) Statements of operations

GRAVITY Co., Ltd.
Statements of Income
Years Ended December 31, 2004 and 2003

(in thousands of Korean Won, except per share amounts)

	2004	2003
Revenues	58,223,490	37,035,034
Cost of sales	8,662,770	6,518,562

Gross profit	49,560,720	30,516,472
Selling and administrative expenses	15,996,807	12,401,192

Operating income	33,563,913	18,115,280

Non-operating income
Interest income	502,813	105,807
Gain on foreign exchange transactions	324,389	84,345
Gain on foreign exchange translation	2,690	778
Gain on disposal of property, plant and equipment	37	183,214
Gain on disposition of Intangible Assets	9,030	-
Gain on available-for-sales securities	-	26,900
Earnings from equity method Investments	-	592,705
Miscellaneous gains	66,041	69,138
	905,000	1,062,887

Non-operating expenses
Interest expense	1,213	208,715
Loss on foreign exchange transactions	896,805	46,949
Loss on foreign exchange translation	143,702	6,356
Loss on disposal of available-for-sales securities	1,331	510
Loss on impairment of available-for-sales securities	-	100
Losses from equity method Investments	98,783	—
Loss on impairment of investments	—	776,700
Loss on disposal of intangible assets	—	168
Donations	3,000	2,030
Miscellaneous losses	6,676	79,295

	1,151,510	1,120,823

Income before income taxes	33,317,403	18,057,344
Income tax expense	3,328,303	3,419,162

Net income	29,989,100	14,638,182

Per share data (In Won)
Ordinary income per share	5,405	2,853
Earnings per share	5,405	2,853

(3) Statement of Appropriation of Retained Earnings for the 5th Fiscal Year

Statement of Appropriation of Retained Earnings for the Fiscal Year
From January 1 to December 31, 2004
From January 1 to December 31, 2003

Korean Won

	2004	2003
Accumulated retained earnings before disposition	42,512,806,067	12,523,705,736

Disposition of retained earnings	—	—

Undisposed retained earnings to be carried forward to subsequent year	42,512,806,067	12,523,705,736

(4)	Information on dividend for the past two years : N/A

2. Approval of Election of Directors

2-1. Election of Standing Director
Mr. Jung Ryool Kim’s terms of director expired as of Mar. 29, 2005 and he was re-appointed as director at this annual general meeting of shareholders.

Name	Major Experience	Recommender

Jung Ryool Kim	<EDUCATION>
Mar. 1998, Completed the chief executive program at Yonsei University’s
Graduate School of Public Administration
 Jan. 1972, Graduated from the Teacher’s College High School of Korea
University
 <CAREER>
April 2000 ~ 2005. Present, Chairman of GRAVITY, and one of our joint representative directors since August 2004
2005. Present, Chairman of the Korea Entertainment System Industry Association
2002 ~ 2004 Chairman of the executive committee for the Korea Amuse World Game
Expo 2004, 2003 and 2002
Mar. 1994 ~ Mar. 2004, President of the Korea Amusement Machine Manufacturers
Association
	Jun. 1992 ~ Feb. 1995 and since Aug. 2000, CEO of Utak Co. Ltd.	BOD and director nomination committee

We currently lease our headquarters space from Mr. Jung Ryool Kim, our largest shareholder, at a monthly rent of KRW33 million and a monthly management fee of approximately KRW20 million, together with a security deposit of KRW3.8 billion.

2-2. Election of Outside Directors as Audit Committee Members

Name	Major Experience	Recommender

Chan Joong Park	<EDUCATION>
1983~1987 Seoul National University, Business (BA)
1987~1989 Seoul National University Graduate School, Business (Master)
1995~1997 University of Michigan Business School (MBA), Ann Arbor
<CAREER>
2003~Present SK Chemicals, Vice President of Corporate Strategy
1997~2002 McKinsey & Co, Associate Principle
	1989~1995 Ministry of Commerce, Industry and Energy, Deputy Director	director nomination committee

So Young Choi	<EDUCATION>
1998 : IMD INTERNATIONAL
International Institute for Management Development, Master of Business
Administration, Majors in Strategy and General Management
1988-1992 : Seoul National University Bachelor of Arts in Economics,
Graduated with honors
<CAREER>
March 2003 ~ Present: T-Plus Consulting Inc. President and CEO
October 1994 ~March 2003 : THE BOSTON CONSULTING GROUP
Practice Leader of Consumer and Retail Group
Regional Node of BCG Asia Pacific Consumer and Retail Group
Practice Leader of Organization and HR Group
Group Mentor of BCG Seoul Consultants
	Jan 1992 — Oct 1994 : HYUNDAI INTERNATIONAL MERCHANT BANK	director nomination committee

Mr. Chan Joong Park and Mr. So Young Choi stated above have no relationship with our major shareholder and have no transactions with Company either.

2-3. Election of Outside Directors

Name	Major Experience	Recommender

Jong Mahn Park	<EDUCATION>
- University of Michigan Business School (MBA, Finance and Corporate
Strategy)
- Seoul National University(BS, MS in Computer Engineering)
<CAREER>
2004-Present Internet Auction Co., an eBay company(Director of
Customer Support / Trust & Safety)
1999-2004 The Boston Consulting Group (Manager)
1996-1997 Future Systems (General manager of product planning)
	1990-1995 LG Software Ltd. (Manager of software development)	director nomination committee

Mu Sik Jung	<EDUCATION>
Aug. 2003 Graduated from Han Nam University majoring in microbiology.
<CAREER>
1994- 2003 Triggersoft (Development Team)
1999- Present Korea Game Developer Committee (Chairman)
	2003- 2005 NCsoft (Development Team)	director nomination committee

Hyung Oh Yoo	<EDUCATION>
Feb, 1991 Graduated from SungKyunKwan University majoring in mass communication and journalism
<CAREER>
2004- Present Korea Association Of Game Industry (Vice President)
2000- 2004 GameBridge, Inc
(CEO)
	1991- 2003 Electronic Times Internet Co., Ltd.	director nomination committee

Mr. Jong Mahn Park, Mr. Mu Sik Jung and Mr. Hyung Oh Yoo stated above have no relationship with our major shareholder and have no transactions with Company either.

Before the election of above directors, two non-standing directors, Sung Hee Lee and Eun Jong Lee and one standing director Yeon Ho Moon who are not independent resigned from directorship as of Mar. 29, 2005. As a result, our board of directors consists of total ten directors out of which six directors currently qualify as independent directors complying with the definition of “independence” under NASDAQ rule 4200(a)(15).

3. Approval of the Maximum Amount of Total Remuneration for the directors during the 6th Fiscal Year

- Total number of directors and their maximum amount of compensation approved

	2005	2004
Number of directors (Number of outside directors)	10 (6)	8 (2)

Total amount or the cap on compensation	KRW 1.4 billion	KRW 0.7 billion